March 31, 2011

Mr. Jeff Jaramillo

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

RE: Comment Letter dated March 24, 2011 – File No. 000-17187

Dear Mr. Jaramillo:

In connection with your comment letter dated March 24, 2011, we have the following responses:

Form 10-K Fiscal Year Ended September 30, 2010

Summary of Accounting Policies, page 23

Inventories, page 23

1.      We note your disclosure under the heading “Working Capital” on page 12 in your Management’s Discussion and Analysis. Based on this disclosure it appears that your accounting policy and estimates for your inventory valuation allowance and inventory obsolescence or slow-moving items is a significant accounting policy as described in FASB ASC 235-10-50. In this regard, please revise your financial statements footnote disclosure in future filings to disclose your method used in estimating your inventory valuation allowance and write-offs for inventory obsolescence and slow-moving inventory. In this regard, also consider the guidance in FASB ASC 330-10-50-6 and FASB ASC 275-10-50. Additionally, in future filings, please disclose separately the amount of your inventory valuation allowance for each period presented, providing separate disclosure of the nature of the increases and decreases to your inventory valuation allowance from period to period. Please provide us with your proposed revised disclosure.

RESPONSE:

Please note that in our Form 10-K we include a “Summary of Accounting Policies” as a precursor to our “Notes to the Financial Statements,” which includes our inventory policy. For future filings, we will include this Summary of Accounting Policies as our Note 1. We currently do not have an inventory valuation allowance, and have not had one since fiscal 2008. If we do have a valuation allowance in the future, we will disclose the details per your request.

A draft of the future footnote follows:

“Periodically, we review inventory to determine recoverability of items on-hand using the lower-of-cost-or-market (LOCOM) and excess methods. We group and evaluate our products based on their underlying die or wafer type (our raw materials, silicon wafers, can generally be used to make multiple products), to determine the total quantity on-hand and average unit costs. Management uses judgment in comparing historical sales quantities to the quantity on-hand at the end of the fiscal year. If the quantity on-hand exceeds the sales quantities, we provide a valuation allowance for the potentially obsolete or slow-moving items or write them down to zero-value. For the LOCOM analysis, we compare the average historical sales price to the average unit cost of inventories at the end of the fiscal year. If the average unit cost exceeds the average sales price, we provide a valuation allowance.”

Note 3 – Capitalized Software Costs, page 26

2.      We see that you capitalize test software development costs of $315,500 as incurred during the application development stage. Please tell us and revise future filings to disclose the nature of these costs. Please explain if this capitalized software is being developed for internal use or for external sale. Additionally, please tell us the accounting literature that you are applying in concluding that these software development costs should be capitalized instead of being expensed. Please explain how you considered FASB ASC 350-40 (SOP 98-1) or FASB ASC 985-20 (SFAS No. 86) in your assessment.

RESPONSE:

These capitalized test software costs are for internal use test programs. The programs will be used to test our products before we sell them to end-users, and the programs will never be used by anyone outside LOGIC Devices Incorporated. We used FASB ASC 350-40 in our determination of what to include in the capitalized cost. These costs include payroll and payroll-related expenses for specific employees working on the software and the outside tester rental charges for developing the software programs. Per FASB ASC 350-40-30.1, we did not include any general and administrative or overhead expenses. We will disclose the nature of these costs in future filings.

Exhibit 31

3.      We note that your annual report contains management’s internal control report as required by Item 308 of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to include corrected certifications that include the required language.

RESPONSE:

On March 30, 2011, we filed the amended Form 10-K to include the required language in our Exhibit 31.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

4.      We note that you removed the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications.

RESPONSE:

We will revise future filings to include the required language in the certifications.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions regarding our responses. Thank you.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer